SEC FILE NUMBER
001-33451
CUSIP NUMBER
01345P106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K        ☐  Form 20-F        ☐  Form 11-K        ☑  Form 10-Q        ☐  Form 10-D

                        ☐   Form N-SAR        ☐  Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I

REGISTRANT INFORMATION

Albireo Pharma, Inc.

Full Name of Registrant

Biodel Inc.

Former Name if Applicable

10 Post Office Square, Suite 502 South

Address of Principal Executive Office ( Street and Number)

Boston, MA 02109

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Albireo Pharma, Inc. (the “Company”) was not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (the “Quarterly Report”) in a timely manner (i.e., on or before August 14, 2017) without unreasonable effort and expense due to an unexpected delay in the preparation of its unaudited interim financial statements. The unexpected delay resulted from an ongoing assessment in the current period of the accounting for a previously reported correction of an understatement of stock compensation expense, a noncash item (the “Correction”).

The Company intends to file the Quarterly Report as soon as practicable and on or before the fifth calendar day following the due date of the Quarterly Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas A. Shea Chief Financial Officer	(857)	254-5555
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company is continuing to assess in the current period the accounting for the Correction. The Company expects there will be one or more significant changes in its condensed consolidated statement of operations for the three and six months ended June 30, 2017 compared with the three and six months ended June 30, 2016, respectively (the “Comparative 2016 Periods”).

The Company’s expectations regarding the timing of the filing of the Quarterly Report and significant changes from its statement of operations for the Comparative 2016 Periods are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual results and events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s, or its independent auditors’, inability to complete the work required to file its Quarterly Report in the time frame that is anticipated or unanticipated changes being required in its reported operating results.

Albireo Pharma, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2017	By:	/s/ Thomas A. Shea
Thomas A. Shea Chief Financial Officer